ORAVANTI VENTURES INC.

FINANCIAL STATEMENTS

Prepared on the Accrual Basis of Accounting

As of June 30, 2026 and December 31, 2025
and for the periods then ended

UNAUDITED - MANAGEMENT PREPARED

These financial statements are presented in a traditional U.S. GAAP financial-statement format. They do not include an independent accountant's review or audit report. Any independent accountant's report must be issued and signed by the CPA who performs the applicable engagement.

16137 Biscayne Blvd
North Miami Beach, Florida 33160

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Be Provided by the Independent Accountant

This page is intentionally reserved for the signed Independent Accountant's Review Report. No accountant's report is included in this management-prepared package.

Upon completion of a review engagement, the independent licensed CPA should insert the report required by the applicable professional standards. Management should not alter or sign the accountant's report on the CPA's behalf.

ORAVANTI VENTURES INC.
BALANCE SHEETS (UNAUDITED)
June 30, 2026 and December 31, 2025

	June 30, 2026	December 31, 2025
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,591.42	$ —
Accounts receivable	$ —	$ —
Book inventory — 75 copies (Note 2)	$ 348.42	$ 348.42
Prepaid expenses and other current assets	$ —	$ —
Total current assets	**$ 2,939.84**	**$ 348.42**
Property and equipment, net	$ —	$ —
Capitalized software, net	$ —	$ —
Total assets	**$ 2,939.84**	**$ 348.42**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable — related party, Punch, LLC (Note 6)	$ 12,400.00	$ —
Accounts payable — software and hosting vendors (Note 2)	$ —	$ —
Deferred revenue	$ —	$ —
Salaries and payroll liabilities	$ —	$ —
Total current liabilities	**$ 12,400.00**	**$ —**
Commitments and contingencies (Note 7)	—	—
Members'/stockholders' equity:		
Capital contributions	$ 32,941.20	$ 25,715.00
Distributions	$ (1,496.51)	$ —
Accumulated deficit	$ (40,904.85)	$ (25,366.58)
Total members'/stockholders' equity	**$ (9,460.16)**	**$ 348.42**
Total liabilities and stockholders' equity	**$ 2,939.84**	**$ 348.42**

See accompanying notes, which are an integral part of these financial statements.

ORAVANTI VENTURES INC.
STATEMENTS OF OPERATIONS (UNAUDITED)

For the period from inception through December 31, 2025 and the six months ended June 30, 2026

	Six months ended June 30, 2026	Inception–Dec. 31, 2025
Revenue — book sales / services	$ 16,229.06	$ 75.00
Cost of goods sold — five books	$ —	$ (23.23)
Cost of services — related-party contract development	$ (25,075.00)	$ —
Gross profit	**$ (8,845.94)**	**$ 51.77**
Operating expenses:		
Advertising and promotion	$ —	$ 5,600.00
Promotional books — 80 copies distributed	$ —	$ 371.65
Other 2025 operating costs — tax-return reconciled (Note 2)	$ —	$ 19,446.70
Marketing and content production	$ 151.20	$ —
Software, hosting and subscriptions	$ 792.27	$ —
Professional fees and other contractors	$ 2,126.75	$ —
General and administrative	$ 3,571.11	$ —
Bank service charges, net	$ 51.00	$ —
Salary and payroll expense	$ —	$ —
Total operating expenses	**$ 6,692.33**	**$ 25,418.35**
Loss from operations	**$ (15,538.27)**	**$ (25,366.58)**
Provision for income taxes	$ —	$ —
Net loss	**$ (15,538.27)**	**$ (25,366.58)**

See accompanying notes, which are an integral part of these financial statements.

ORAVANTI VENTURES INC.
STATEMENT OF CHANGES IN MEMBERS'/STOCKHOLDERS' EQUITY (UNAUDITED)

For the period from inception (June 25, 2025) through June 30, 2026

	Contributions	Distributions	Accumulated deficit	Total equity
Balance, June 25, 2025	$ —	$ —	$ —	$ —
Founder-paid costs	$ 25,715.00	$ —	$ —	$ 25,715.00
Net loss — 2025	$ —	$ —	$ (25,366.58)	$ (25,366.58)
Balance, December 31, 2025	**$ 25,715.00**	**$ —**	**$ (25,366.58)**	**$ 348.42**
Cash capital contribution	$ 100.00	$ —	$ —	$ 100.00
Noncash founder contribution	$ 7,126.20	$ —	$ —	$ 7,126.20
Distributions	$ —	$ (1,496.51)	$ —	$ (1,496.51)
Net loss — six months ended June 30, 2026	$ —	$ —	$ (15,538.27)	$ (15,538.27)
Balance, June 30, 2026	**$ 32,941.20**	**$ (1,496.51)**	**$ (40,904.85)**	**$ (9,460.16)**

The statutory conversion from the LLC to Oravanti Ventures Inc. occurred after June 30, 2026 and is disclosed as a subsequent event. The equity captions above therefore combine member equity through the balance-sheet date; corporate share capitalization is described in Note 4.

See accompanying notes, which are an integral part of these financial statements.

ORAVANTI VENTURES INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)

For the period from inception through December 31, 2025 and the six months ended June 30, 2026

	Six months ended June 30, 2026	Inception–Dec. 31, 2025
Cash flows from operating activities:		
Net loss	$ (15,538.27)	$ (25,366.58)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Founder-paid costs treated as noncash capital contribution	$ 7,126.20	$ 25,715.00
Increase in book inventory	$ —	$ (348.42)
Increase in accounts payable — related party	$ 12,400.00	$ —
Increase in accounts payable — software and hosting vendors	$ —	$ —
Net cash provided by operating activities	**$ 3,987.93**	**$ —**
Cash flows from investing activities:		
Purchases of property and equipment	$ —	$ —
Net cash used in investing activities	**$ —**	**$ —**
Cash flows from financing activities:		
Cash capital contributions	$ 100.00	$ —
Distributions	$ (1,496.51)	$ —
Net cash used in financing activities	**$ (1,396.51)**	**$ —**
Net increase in cash and cash equivalents	**$ 2,591.42**	**$ —**
Cash and cash equivalents, beginning of period	$ —	$ —
Cash and cash equivalents, end of period	**$ 2,591.42**	**$ —**

Supplemental noncash financing activities: Founder-paid company costs totaled $25,715.00 in 2025 and $7,126.20 in the six months ended June 30, 2026; those amounts were recognized as expenses or inventory with offsetting capital contributions. The $75.00 of 2025 book-sale proceeds was used directly for another business expense, leaving no related year-end cash.

See accompanying notes, which are an integral part of these financial statements.

ORAVANTI VENTURES INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
June 30, 2026

Note 1 - Organization and nature of operations

Oravante Ventures LLC was formed in Florida on June 25, 2025. Effective July 21, 2026, after the balance-sheet date, it completed a statutory conversion to Oravanti Ventures Inc., a Florida profit corporation, retaining the same federal employer identification number. The Company is developing a legal practice-management software platform initially focused on immigration practices.

The Company was in a product-development and beta-validation stage at June 30, 2026. The Company's fiscal year-end is December 31.

Note 2 - Basis of presentation and significant accounting policies

Basis of accounting. These management-prepared statements apply the accrual basis of accounting: revenue is recognized when control of promised services transfers to a customer, and expenses and liabilities are recognized when incurred, regardless of cash settlement. The statements were prepared from bank activity, vendor invoices, founder-paid expense information, executed agreements, the official stock ledger, and management records. A CPA reviewed the figures for numerical accuracy and advised management that the amounts were consistent; no independent accountant's review or audit report accompanies these statements.

Supporting records. Management maintains the signed Punch, LLC agreement, the recently executed agreements with Verdi Ergun and Raj Pamnani, the official stock ledger, filed articles, vendor invoices, the 2025 Form 1120-S and Form 2553 package, and related corporate records supporting the balances and disclosures presented. Management represents that no accounts receivable or deferred revenue existed at June 30, 2026. Property, equipment, and capitalized software are zero because no material qualifying capital assets were identified for recognition during the periods presented.

2025 tax-return and book-sales reconciliation. The filed 2025 Form 1120-S covers June 25 through December 31, 2025 and reports no revenue, $5,600.00 of advertising, $20,190.00 of other deductions, and an ordinary business loss of $25,790.00. Subsequent supporting records and management representations establish that five books were sold in September 2025 for $15.00 each, creating $75.00 of book revenue that was not included on the filed return. The proceeds were used directly for another business expense. These statements record the $75.00 revenue and the related expense on the accrual basis even though the items net to zero cash and were omitted from the return's gross receipts.

Book development and inventory. Six Fiverr invoices document $1,309.44 of editing, design, and translation costs, which management represents were included within Form 1120-S line 20. Four Amazon orders document 160 physical books purchased for $743.30, including shipping and tax, or a weighted-average cost of $4.645625 per copy. During 2025, five copies were sold, 80 copies were distributed for marketing by December 31, and 75 copies remained on hand. Accordingly, $23.23 is recorded as cost of goods sold, $371.65 as promotional expense, and $348.42 as inventory at December 31, 2025. Management represents that the 75 copies remained on hand through June 30, 2026. The full $743.30 was included within the tax return's $20,190.00 other-deduction amount; the financial statements reclassify the unsold $348.42 from expense to inventory.

Other 2025 operating costs. After removing the $743.30 physical-book purchase from the tax-return line, the remaining tax-return-reconciled operating-cost category is $19,446.70. It includes the documented $1,309.44 of book editing, design, and translation costs, the previously supplied Fiverr website and branding invoices, and management-identified business costs such as laptop and technology, substantiated business vehicle and gas usage, event packages and attendance used to meet prospective clients, client business meals, and other ordinary operating costs. The supplied tax signature package does not include the detailed statement by type and amount supporting Form 1120-S line 20, so unsupported subcategory amounts are not invented.

Book-tax classifications. Business meals are recorded for financial reporting based on the Company's supported cost, while the federal income-tax deduction may be limited. A laptop or similar equipment item is capitalized only when it is material under the Company's capitalization policy and otherwise is expensed. Vehicle and gas costs include only substantiated business use and exclude commuting and personal use. Event packages are treated as advertising, marketing, or business-development costs only when supported by a documented business purpose; entertainment and personal components are excluded.

Use of estimates. Preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions affecting reported amounts and disclosures. Actual results may differ from those estimates.

Cash and cash equivalents. Cash consists of the Company's operating bank-account balance. Company-related activity paid through personal accounts is recognized only when substantiated and attributable to the Company.

Accounts receivable, credit losses, and deferred revenue. Receivables would be recorded when the Company has an unconditional right to consideration and presented net of an allowance for expected credit losses under ASC 326. Management reports no outstanding earned customer balances and no customer prepayments or unsatisfied paid performance obligations at June 30, 2026; therefore, accounts receivable and deferred revenue are zero.

Revenue recognition. The Company applies ASC 606 by identifying a contract, identifying performance obligations, determining and allocating transaction price, and recognizing revenue as performance obligations are satisfied. Revenue of $16,229.06 is recognized for services completed by June 30, 2026. The amounts were fixed and collectible, and no material refund rights, remaining performance obligations, contract liabilities, or uncollected earned amounts existed at period-end.

Software-development costs. Preliminary-project-stage and maintenance costs are expensed. Qualifying application-development-stage costs for internal-use software would be capitalized under ASC 350-40 when capitalization criteria are met. Based on the nature and stage of the supported work during the periods presented, the recorded development and website costs were expensed.

Accounts payable. Total accounts payable at June 30, 2026 is exactly $12,400.00, and the entire balance is owed solely to Punch, LLC: $6,000.00 on INV-001024 and $6,400.00 on INV-001044. No amount from INV-001063 or INV-001079 is due, accrued, or payable at June 30, 2026, and no additional amount is due to Punch. June Lovable, ChatGPT, Ionos, GoHighLevel, and all other software and hosting charges were paid from the Company's business account. Accordingly, software and hosting accounts payable is $0.00 at June 30, 2026. July subscription charges are subsequent-period obligations.

Salaries and payroll. Management reports that no salaries, wages, bonuses, payroll taxes, or employee benefits were paid, earned, authorized, or accrued during the periods presented. Accordingly, salary expense and payroll liabilities are zero. Uncompensated founder time is not recorded absent an enforceable compensation obligation or a documented equity-for-services transaction.

Income taxes. Oravante Ventures LLC filed Form 2553 requesting S-corporation status effective June 25, 2025 and filed its 2025 Form 1120-S consistently with that election. As an S corporation, taxable income or loss generally passes through to the shareholder, subject to applicable federal and state rules. No federal entity-level income-tax provision is recorded for the periods presented. Management should retain the IRS election-acceptance notice with the permanent tax records.

Note 3 - Going concern

The Company incurred a net loss of $15,538.27 for the six months ended June 30, 2026, had cash of $2,591.42, and had current liabilities of $12,400.00. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the statements are available to be issued.

Management plans to pursue additional financing, complete beta validation, obtain paying customers, and continue founder support. These plans are not fully within the Company's control, and no assurance can be given that financing or sufficient revenue will be obtained. The statements do not include adjustments that may result from the outcome of this uncertainty.

Note 4 - Capitalization and equity

Founder-paid costs totaled $25,715.00 in 2025 and $7,126.20 during the six months ended June 30, 2026 and were recognized as expenses or inventory with offsetting noncash capital contributions. The difference between the $25,790.00 of 2025 expenditures and the $25,715.00 founder contribution is the $75.00 of book-sale proceeds used directly for another business expense. The supplied 2025 Fiverr invoices are included within the 2025 total and are not added again. The 2026 amount includes Punch payments of $6,975.00 and Fiverr invoice FI78287483761 of $151.20, dated and paid June 29, 2026. Cash contributions during the 2026 interim period totaled $100.00; undocumented withdrawals totaling $1,496.51 were classified as member distributions.

The original articles authorize 25,000,000 common shares. On July 21, 2026, the initial capitalization consisted of 10,000,000 issued and outstanding shares: Olga Kanaris, 9,500,000, and Verdi Ergun, 500,000 fully vested shares. On August 15, 2026, the Board authorized the transfer of 5,000,000 shares from the authorized-but-unissued reserve into issued-and-outstanding status as the Pre-Seed Pool. On August 17, 2026, 300,000 shares from that pool were issued to Raj Pamnani. Accordingly, the official stock ledger reports 15,000,000 issued and outstanding shares as of August 17, 2026: Olga Kanaris, 9,500,000; Verdi Ergun, 500,000; Raj Pamnani, 300,000; and the remaining Pre-Seed Pool, 4,700,000. The remaining 10,000,000 authorized but unissued shares consist of 500,000 Restricted Completion Shares reserved for potential vesting to Verdi Ergun at 125,000 shares annually over four years and 9,500,000 shares available for future corporate purposes. These transactions occurred after the June 30, 2026 balance-sheet date and are presented as subsequent events.

Note 5 - SAFE agreements and financing instruments

The Company is preparing an investment round using post-money SAFE instruments at a $5,400,000 valuation cap. No SAFE proceeds had been received as of June 30, 2026; accordingly, no SAFE balance is recognized in these statements at that date.

Each SAFE executed after the reporting date will be recorded when funded and evaluated under ASC 480 and ASC 815 based on its final settlement and conversion provisions.

Note 6 - Related-party transactions

Punch, LLC is affiliated with the Company's CTO and provides software-development services. Invoice-supported development services recognized through June 30, 2026 totaled $25,075.00. This consists of $2,500.00 from INV-000967, $2,575.00 from INV-000995, $10,000.00 from INV-001024, and $10,000.00 from INV-001044. Payments through the cutoff totaled $12,675.00, including $6,975.00 paid directly by the founder. The remaining $12,400.00 is recognized as related-party accounts payable. No amount associated with INV-001063 is recognized or payable at June 30, 2026.

The executed Punch, LLC agreement, the updated Verdi Ergun agreement, and the vendor invoices support the monthly rates, services, payment provisions, and amounts recognized. The terms in the updated agreement coincide with the invoiced amounts, and management reports no discrepancies between the agreements, invoices, and recorded accrual.

Certain customer receipts and vendor payments involved individuals or accounts connected with the founder. Management must document the business purpose, arm's-length terms, and completeness of these transactions and reconcile all company activity through personal accounts.

Note 7 - Commitments and contingencies

The Punch, LLC engagement continued after June 30, 2026 at a stated $10,000 monthly rate, subject to the contractual terms described in Note 6. Under the Company's agreement and cutoff determination, INV-001063 and INV-001079 are treated entirely as subsequent-period invoices; neither invoice creates an expense or payable at June 30, 2026. Their face amounts are shown in the supplemental reconciliation for completeness.

Management is not aware of pending or threatened litigation as of June 30, 2026. The Company maintains its filed articles, conversion records, executed agreements, official stock ledger, and supporting corporate documentation.

Note 8 - Income taxes

The Company records uncertain tax positions only when recognition is more likely than not. No formal analysis of tax filings, elections, deferred taxes, net operating losses, valuation allowances, or state-tax obligations was supplied for these statements. The post-conversion corporation must complete an ASC 740 analysis in its first corporate reporting period.

Note 9 - Subsequent events

Management evaluated subsequent events through August 19, 2026, the date these management-prepared statements were available to be issued. Events include the July 21, 2026 statutory conversion; the initial issuance of 10,000,000 shares; the August 15, 2026 Board authorization transferring 5,000,000 shares into the Pre-Seed Pool; the August 17, 2026 issuance of 300,000 shares to Raj Pamnani; the resulting 4,700,000-share Pre-Seed Pool available for the $1,000,000 financing round; and continued Punch, LLC invoicing. The official stock ledger reports 15,000,000 shares issued and outstanding and 10,000,000 authorized but unissued as of August 17, 2026. No financing proceeds are recognized at June 30, 2026 because these events occurred after the reporting date.

Note 10 - Documentation and CPA review status

Management has provided and retained the executed Punch, LLC agreement; the Verdi Ergun and Raj Pamnani agreements; vendor invoices; bank and founder-paid transaction support; the original articles authorizing 25,000,000 shares; the August 15, 2026 Board Written Consent; the August 17, 2026 Raj Pamnani Stock Issuance Notice; and the Official Capitalization Table & Stock Ledger dated August 17, 2026. Those corporate records support the 10,000,000-share initial capitalization, the 5,000,000-share Pre-Seed Pool, the 300,000-share issuance to Raj Pamnani, the 4,700,000-share pool balance, and the 10,000,000 authorized-but-unissued reserve. A CPA reviewed the financial figures for numerical accuracy and advised management that the amounts were consistent with the information presented. These statements remain management-prepared and unaudited because they are not accompanied by an independent accountant’s review or audit report.

ORAVANTI VENTURES INC.
SUPPLEMENTAL SCHEDULES (UNAUDITED)

Management supporting schedules - not part of the basic financial statements

The following schedules reproduce the invoice and inventory reconciliation included with management's supporting package. They are presented as supplemental management information and are not a substitute for the basic financial statements or the accompanying notes.

Schedule A - Punch, LLC Invoice Reconciliation

Invoice	Service period	Invoice total	Paid through 6/30	Payable at 6/30	Recognized through 6/30
INV-000967	Feb. 6–Mar. 5, 2026	$ 2,500.00	$ 2,500.00	$ —	$ 2,500.00
INV-000995	Mar. 6–Apr. 5, 2026	$ 2,575.00	$ 2,575.00	$ —	$ 2,575.00
INV-001024	Apr. 28–May 27, 2026	$ 10,000.00	$ 4,000.00	$ 6,000.00	$ 10,000.00
INV-001044	May 27–Jun. 26, 2026	$ 10,000.00	$ 3,600.00	$ 6,400.00	$ 10,000.00
INV-001063	Jun. 27–Jul. 26, 2026	$ 10,000.00	$ —	$ —	$ —
INV-001079	Jul. 27–Aug. 26, 2026	$ 10,000.00	$ —	$ —	$ —
Total		**$ 45,075.00**	**$ 12,675.00**	**$ 12,400.00**	**$ 25,075.00**

The payable-at-June-30 column is the financial-statement liability and totals exactly $12,400.00: $6,000.00 due on INV-001024 and $6,400.00 due on INV-001044. INV-001063 and INV-001079 are subsequent-period invoices under the Company's agreement and cutoff determination; neither invoice is recognized or payable at June 30, 2026. No other amount is due to Punch at the reporting date.

Schedule B - Fiverr Invoice Reconciliation

Invoice	Invoice/paid date	Description	Amount
FI68775978492	Jul. 11, 2025	Website development	$ 66.30
FI22775963441	Jul. 11, 2025	Website development	$ 422.00
FI29776222646	Jul. 18, 2025	Website development	$ 211.00
FI76276400364	Jul. 23, 2025	Business cards and stationery	$ 88.96
FI70276471582	Jul. 25, 2025	Business cards and stationery	$ 13.55
FI18976476295	Jul. 25, 2025	Image editing	$ 56.25
FI96979231350	Oct. 8, 2025	Website development	$ 211.00
FI53579233255	Oct. 8, 2025	Video editing	$ 53.61
FI51679306428	Oct. 10, 2025	Video editing	$ 8.28
FI52780326515	Nov. 8, 2025	Video editing	$ 50.98
FI70580562531	Nov. 14, 2025	Brand style guides	$ 374.53
Total — 2025			**$ 1,556.46**
FI78287483761	Jun. 29, 2026	Video editing	$ 151.20

All Fiverr invoices state that they were paid by card on the invoice date. The previously supplied 2025 Fiverr invoices total $1,556.46 and are included within, not added to, the 2025 tax-return-reconciled operating costs and founder contributions. FI78287483761 totals $151.20 and reconciles to 2026 marketing and content expense and the 2026 noncash founder contribution.

ORAVANTI VENTURES INC.
SUPPLEMENTAL SCHEDULES (UNAUDITED)

Management supporting schedules - not part of the basic financial statements

Schedule C - Book Development and Inventory Reconciliation

Invoice	Description	Amount
FI44976017097	Book design	$ 163.53
FI27876054795	Book editing	$ 342.88
FI44976054833	Book editing	$ 316.50
FI27476597406	Translation	$ 395.63
FI38476596205	Book design	$ 77.35
FI87576591082	Book design	$ 13.55
Total — development		**$ 1,309.44**

Order	Date	Copies	Total cost
114-9116613-2969820	Aug. 6, 2025	20	$ 114.60
111-3669296-0711426	Aug. 11, 2025	50	$ 217.00
111-4426027-2969059	Aug. 20, 2025	50	$ 233.50
111-2002336-2296232	Aug. 22, 2025	40	$ 178.20
Total		**160**	**$ 743.30**

Disposition	Copies	Allocated cost
Sold in September 2025	5	$ 23.23
Distributed for marketing by Dec. 31, 2025	80	$ 371.65
Inventory at Dec. 31, 2025 and June 30, 2026	75	$ 348.42
Total	**160**	**$ 743.30**

The five books sold for $15.00 each, producing $75.00 of September 2025 revenue. The proceeds were used directly for another business expense. Weighted-average cost was used because the records supplied do not identify which language editions were sold or distributed. The resulting $23.23 cost of goods sold, $371.65 promotional expense, and $348.42 ending inventory reconcile exactly to the $743.30 total purchase cost, subject only to cent rounding.